  UNITED STATES

  SECURITIES AND EXCHANGE COMMISSION

  Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

WOWO LIMITED

(Name of Issuer)

Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

98212L 101(1)

(CUSIP Number)

Mr. Maodong Xu

Third Floor, Chuangxin Building, No. 18 Xinxi Road

Haidian District, Beijing, People’s Republic of China

Phone: (8610) 5906-5000

With a copy to:

Will H. Cai, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

42/F, Edinburgh Tower, The Landmark

15 Queen's Road Central

Hong Kong

Phone: +852 3740-4700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  This CUSIP number applies to the Issuer’s American Depositary Shares, each representing 18 ordinary shares of the Issuer.

CUSIP No. 98212L 101	Page 1 of 13 Pages

1.		Names of Reporting Persons New Field Worldwide Ltd
2.		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3.		SEC Use Only
4.		Source of Funds OO
5.		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 294,410,503
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 294,410,503
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 294,410,503
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.		Percent of Class Represented by Amount in Row (11) 20.5%(2)
14.		Type of Reporting Person CO

(2) Calculated based on the number in Row 11 above divided by 1,437,845,558 Ordinary Shares (as defined below) as of the Closing Date (as defined below), as reported to the Reporting Persons by the Issuer.

CUSIP No. 98212L 101	Page 2 of 13 Pages

1.		Names of Reporting Persons Estate Spring Limited
2.		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3.		SEC Use Only
4.		Source of Funds OO
5.		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,000,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 27,000,000
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 27,000,000
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.		Percent of Class Represented by Amount in Row (11) 1.9%(2)
14.		Type of Reporting Person CO

(2) Calculated based on the number in Row 11 above divided by 1,437,845,558 Ordinary Shares (as defined below) as of the Closing Date (as defined below), as reported to the Reporting Persons by the Issuer.

CUSIP No. 98212L 101	Page 3 of 13 Pages

1.		Names of Reporting Persons Link Crossing Limited
2.		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3.		SEC Use Only
4.		Source of Funds OO
5.		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,447,208
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,447,208
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 5,447,208
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.		Percent of Class Represented by Amount in Row (11) 0.4%(2)
14.		Type of Reporting Person CO

(2) Calculated based on the number in Row 11 above divided by 1,437,845,558 Ordinary Shares (as defined below) as of the Closing Date (as defined below), as reported to the Reporting Persons by the Issuer.

CUSIP No. 98212L 101	Page 4 of 13 Pages

1.		Names of Reporting Persons Blue Ivy Holdings Limited
2.		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3.		SEC Use Only
4.		Source of Funds OO
5.		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,684,657
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,684,657
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 2,684,657
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.		Percent of Class Represented by Amount in Row (11) 0.2%(2)
14.		Type of Reporting Person CO

(2) Calculated based on the number in Row 11 above divided by 1,437,845,558 Ordinary Shares (as defined below) as of the Closing Date (as defined below), as reported to the Reporting Persons by the Issuer.

CUSIP No. 98212L 101	Page 5 of 13 Pages

1.		Names of Reporting Persons Maodong Xu
2.		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3.		SEC Use Only
4.		Source of Funds OO
5.		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.		Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 478,642,500
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 329,542,368
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 478,642,500
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.		Percent of Class Represented by Amount in Row (11) 33.3%(2)
14.		Type of Reporting Person IN

(2) Calculated based on the number in Row 11 above divided by 1,437,845,558 Ordinary Shares (as defined below) as of the Closing Date (as defined below), as reported to the Reporting Persons by the Issuer.

CUSIP No. 98212L 101	Page 6 of 13 Pages

Item 1.	Securities and Issuer

This statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.00001 per share (the “Ordinary Shares”), of Wowo Limited, a company organized under the laws of the Cayman Islands (the “Issuer”).

The Issuer’s American depositary shares (the “ADSs”), each representing eighteen Ordinary Shares, are listed on the NASDAQ Global Market under the symbol “WOWO.”

The principal executive offices of the Issuer are located at Third Floor, Chuangxin Building, No. 18 Xinxi Road, Haidian District, Beijing, People’s Republic of China.

Item 2.	Identity and Background

(a)	This Statement is being filed jointly by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

	(i)	New Field Worldwide Ltd, a company incorporated and existing under the laws of British Virgin Islands (“New Field”);

	(ii)	Estate Spring Limited, a company incorporated and existing under the laws of Cayman Islands (“Estate Spring”);

	(iii)	Link Crossing Limited, a company incorporated and existing under the laws of British Virgin Islands (“Link”);

	(iv)	Blue Ivy Holdings Limited, Link Crossing Limited , a company incorporated and existing under the laws of British Virgin Islands (“Blue Ivy”, and together with New Field, Estate Spring and Link, “Mr. Xu’s Entities”); and

	(v)	Mr. Maodong Xu (“Mr. Xu”), a citizen of the People’s Republic of China.

(b)	The principal business address of each of Mr. Xu’s Entities is Third Floor, Chuangxin Building, No. 18 Xinxi Road, Haidian District, Beijing, People’s Republic of China. The principal business of Mr. Xu’s Entities is to hold investments.

The principal business address of Mr. Xu is Third Floor, Chuangxin Building, No. 18 Xinxi Road, Haidian District, Beijing, the People’s Republic of China.

(c)	Mr. Xu is the sole director of each of Mr. Xu’s Entities and the present principal occupation of Mr. Xu is the co-chairperson of the board of directors of the Issuer.

(d) — (e)	During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	see Item 2(a).

CUSIP No. 98212L 101	Page 7 of 13 Pages

The Reporting Persons may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Act, with Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd. (“Sunward”), a company incorporated and existing under the laws of People’s Republic of China, Markland (Hong Kong) Investment Limited (“Markland”, and together with Sunward, “Ms. Zhu’s Entities”), a company incorporated and existing under the laws of Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), Ms. Xiaoxia Zhu (“Ms. Zhu”), the co-chairperson and co-chief executive officer of the Issuer and a citizen of the People’s Republic of China, Extensive Power Limited (“Extensive”), a company incorporated under the laws of Hong Kong, and Ms. Huimin Wang (“Ms. Wang”), a director of the Issuer and a citizen of the People’s Republic of China.

Consequently, the Reporting Persons may be deemed to beneficially own the Ordinary Shares beneficially owned by such other members of the group. Although the Reporting Persons do not affirm that such a “group” has been formed, to the extent that such a group exists, this Schedule 13D shall constitute an individual filing by the Reporting Persons, as members of such group, pursuant to Rule 13d-1(k)(2) of the Act. Ms. Zhu, together with Ms. Zhu’s Entities and Ms. Wang, together with Extensive separately filed the Schedule 13D on June 18, 2015 and June 19, 2015, respectively, pursuant to Rule 13d-1(k)(2) of the Act.

The Reporting Persons entered into a Joint Filing Agreement on September 21, 2015 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1.

Item 3	Source and Amount of Funds or Other Consideration

Mr. Xu and the Issuer entered into a Subscription Agreement on June 5, 2015 (the “Subscription Agreement”) and an Amendment to the Subscription Agreement on September 7, 2015 (the “Amendment to the Subscription Agreement”). Pursuant to the Subscription Agreement, as amended, Estate Spring subscribed for 27,000,000 Ordinary Shares (the “Subscription Shares”) with a total purchase price of US$15,000,000 on September 11, 2015 (the “Closing Date”).

The source of funds for Estate Spring’s acquisition of beneficial ownership of the Ordinary Shares is capital contributions made by Mr. Xu.

The description of the Subscription Agreement and the Amendment to the Subscription Agreement is qualified in its entirety by reference to Exhibit 99.2 and Exhibit 99.3, which are incorporated herein by reference.

Item 4	Purpose of Transaction

The information set forth in Items 3, 5 and 6 is hereby incorporated by reference in its entirety in this Item 4.

The Reporting Persons acquired approximately 1.9% of the Issuer’s outstanding Ordinary Shares pursuant to the Subscription Agreement, as amended, for investment purposes. Consistent with such purposes, and subject to the limitations, rules and requirements under applicable law, limitations under the charter and bylaws of the Issuer, as well as any restrictions under the transaction documents described under Items 5 and 6 below, Mr. Xu, as the co-chairperson of the board of directors of the Company, may engage in communications with, without limitation, management of the Issuer, one or more members of the board of directors of the Issuer, other shareholders of the Issuer and other relevant parties, and may make suggestions, concerning the business, assets, capitalization, financial condition, operations, governance, management, prospects, strategy, strategic transactions, financing strategies and alternatives, and future plans of the Issuer, and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer.

CUSIP No. 98212L 101	Page 8 of 13 Pages

Although the Reporting Persons have no present intention to acquire additional securities of the Issuer, they intend to review their investment on a regular basis and, as a result thereof and subject to the terms and conditions of the transaction documents described in the Statement, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations and subject to the restrictions on transfers set forth in the transaction documents described in the Statement. Notwithstanding anything contained herein, each of Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this Statement or in the transaction documents described herein, none of the Reporting Persons has any present plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(c)	A sale or transfer of a material amount of assets of the Issuer;

(d)	Any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)	A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j)	Any action similar to any of those enumerated above.

CUSIP No. 98212L 101	Page 9 of 13 Pages

Item 5	Interest in Securities of the Issuer

The responses to Items 2, 4 and 6, and rows (7) through (13) of the cover pages of this Statement are hereby incorporated by reference in their entirety in this Item 5.

(a) - (b)	The aggregate number of the Ordinary Shares and the percentage of total outstanding Ordinary Shares beneficially owned by each Reporting Person are set forth below. References to percentage ownerships of the Ordinary Shares in this Statement are based on 1,437,845,558 Ordinary Shares outstanding as of the Closing Date as reported to the Reporting Persons by the Issuer on the Closing Date.

New Field holds and is deemed to beneficially own 294,410,503 Ordinary Shares, representing approximately 20.5% of the Issuer’s outstanding Ordinary Shares. Mr. Xu is the sole shareholder and the sole director of New Field. Mr. Xu may be deemed to beneficially own all of the Ordinary Shares held by New Field.

Estate Spring holds and is deemed to beneficially own 27,000,000 Ordinary Shares, representing approximately 1.9% of the Issuer’s outstanding Ordinary Shares. Mr. Xu is the sole director of Estate Spring. Mr. Xu, through his and his family member’s indirect shareholding, owns approximately 84.7% of the ordinary shares of Estate Spring. Mr. Xu may be deemed to beneficially own all of the Ordinary Shares held by Estate Spring.

Link holds and is deemed to beneficially own 5,447,208 Ordinary Shares, representing approximately 0.4% of the Issuer’s outstanding Ordinary Shares. Mr. Xu is the sole shareholder and the sole director of Link. Mr. Xu may be deemed to beneficially own all of the Ordinary Shares held by Link.

Blue Ivy holds and is deemed to beneficially own 2,684,657 Ordinary Shares, representing approximately 0.2% of the Issuer’s outstanding Ordinary Shares. Mr. Xu is the sole shareholder and the sole director of Blue Ivy. Mr. Xu may be deemed to beneficially own all of the Ordinary Shares held by Blue Ivy.

In connection with the Subscription Agreement, as amended and the SPA (as defined below), as amended, on September 7, 2015, Mr. Xu entered into a voting agreement and the grant of proxy (the “Proxy”) with Ms. Wang and Extensive. Pursuant to the Proxy, Extensive shall vote all the 149,100,132 Ordinary Shares it holds in the Issuer (the “Extensive Shares”) and otherwise consent in a manner as may be directed by Mr. Xu in Mr. Xu’s sole and absolute discretion. Extensive appointed Mr. Xu as its proxy and attorney-in-effect to vote all the Extensive Shares at any meeting of the shareholders of the Issuer. The Proxy will continue until September 7, 2016. Accordingly, Mr. Xu may be deemed to own the sole voting power with respect to the Extensive Shares. A copy of the Proxy is attached hereto as Exhibit 99.4. The description of the SPA contained herein is qualified in its entirety by reference to Exhibit 99.4, which is incorporated herein by reference.

Consequently, Mr. Xu may be deemed to have beneficial ownership over an aggregate of 478,642,500 Ordinary Shares, representing approximately 33.3% of the Issuer’s outstanding Ordinary Shares.

On June 5, 2015, Sunward, Markland, Extensive, Junhe Investment Pte. Ltd., Shanghai Zhong Ju Investment Management Center, Global Oriental Development Limited, Asia Global Develop Limited, Markland (Hong Kong) Planning Limited, Youlong Huang, Ning Lin, Wai Poon, Gang Wang and Guoping Wu (collectively, the “Sellers”), the Issuer, New Admiral Limited, a wholly owned subsidiary of the Issuer, which is a company with limited liability incorporated under the laws of the Cayman Islands (“New Admiral”), entered into a Share Purchase Agreement (the “SPA”), pursuant to which, the Issuer issued and sold to the Sellers a total of 741,422,780 Ordinary Shares on June 8, 2015 (the “SPA Closing Date”), in exchange for which the Sellers transferred all issued and outstanding shares of Join Me Group (HK) Investment Company Limited, a company incorporated in Hong Kong with limited liability, to New Admiral. In connection with the Amendment to the Subscription Agreement, on September 7, 2015, the relevant parties entered into an Amendment to Share Purchase Agreement (the “Amendment to SPA”).

A copy of the SPA and the Amendment to SPA is attached hereto as Exhibit 99.5 and Exhibit 99.6. The description of the SPA and the Amendment to SPA contained herein is qualified in its entirety by reference to Exhibit 99.5 and Exhibit 99.6, which is incorporated herein by reference.

CUSIP No. 98212L 101	Page 10 of 13 Pages

Based on the Schedule 13D filed by Ms. Zhu and Ms. Zhu’s Entities on June 18, 2015, at the closing of the transactions contemplated under the SPA, Sunward and Markland acquired and were deemed to beneficially own 158,219,624 Ordinary Shares and 110,990,992 Ordinary Shares, respectively. Ms. Zhu may be deemed to have beneficial ownership over the Ordinary Shares held by Sunward and Markland.

Based on the Schedule 13D filed by Ms. Wang and Extensive on June 19, 2015, at the closing of the transactions contemplated under the SPA, Extensive acquired and was deemed to beneficially own 149,100,132 Ordinary Shares. Ms. Wang may be deemed to have beneficial ownership over the Ordinary Shares held by Extensive.

In connection with the transactions contemplated under the SPA and contemporaneously with the execution of the SPA, Mr. Xu entered into a voting agreement (the “Voting Agreement”) with Ms. Wang and Ms. Zhu (Mr. Xu, Ms. Zhu and Ms. Wang collectively, the “Key Shareholders”). Pursuant to the Voting Agreement, Ms. Zhu, Ms. Wang and Mr. Xu, respectively, shall be entitled to designate up to two, two and three individuals for the appointment and election of the directors of the Issuer (except that during 6 months after the SPA Closing Date, Mr. Xu shall be entitled to designate up to four directors) and the Key Shareholders shall be entitled to jointly designate up to three individuals, provided that the Key Shareholders and their controlled affiliates continue to beneficially own the relevant numbers of shares as required thereunder. Each Key Shareholder undertakes, and shall cause his/her controlled affiliate to, vote or execute consents with respect to all Ordinary Shares of the Company held or beneficially owned by such Key Shareholder or his/her controlled affiliate, and take all other necessary or desirable action to cause designated individuals to be elected to the board of the Issuer and prevent the removal of designated directors. A copy of the Voting Agreement is attached hereto as Exhibit 99.7. The description of the Voting Agreement contained herein is qualified in its entirety by reference to Exhibit 99.7, which is incorporated herein by reference.

Pursuant to Rule 13d-3(a) under the Act, the Reporting Persons may be deemed to share voting power with respect to the Ordinary Shares held by Ms. Zhu, Ms. Zhu’s Entities, Ms. Wang and Extensive. The Reporting Persons expressly disclaim beneficial ownership of such Ordinary Shares pursuant to Rule 13d-4 under the Act.

Except as disclosed in this Statement, none of the Reporting Persons beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Statement, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any Ordinary Shares that they may be deemed to beneficially own.

Other than as set forth herein, to the knowledge of each of the Reporting Persons, no Ordinary Shares are beneficially owned by any of the persons identified in Item 2 of this Statement.

(c)	Except as disclosed in this Statement, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d)	Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

CUSIP No. 98212L 101	Page 11 of 13 Pages

The information set forth in Items 3, 4 and 5 are hereby incorporated by reference in their entirety in this Item 6.

Registration Rights Agreement

In connection with the SPA, the Issuer entered into a Registration Rights Agreement dated as of June 8, 2015 with the Sellers, Mr. Xu, New Field, Link and Blue Sky (the “Registration Rights Agreement”), pursuant to which the Issuer granted certain registration rights to the Sellers, Mr. Xu and New Field, Link and Blue Sky with respect to the Ordinary Shares to be owned by them at the SPA Closing Date. A copy of the Registration Rights Agreement is attached hereto as Exhibits 99.8. The description of the Registration Rights Agreement contained herein is qualified in its entirety by reference to Exhibit 99.8, which is incorporated herein by reference.

Lock-Up Agreement

In connection with the SPA, the Issuer entered into a Lock-Up Agreement dated as of June 8, 2015, with Mr. Xu (the “Lock-Up Agreement”), pursuant to which Mr. Xu agreed with the Issuer not to directly or indirectly offer, pledge, lend, sell, contract to sell, grant any option to purchase, purchase any option or contract to sell, make any short sale, request the Issuer to file a registration statement with respect to, or otherwise dispose of that number of the Ordinary Shares beneficially owned by Mr. Xu as of the SPA Closing Date and the Ordinary Shares acquired under the Subscription Agreement, as amended (collectively, the “Lock-Up Shares”) without the prior written consent of the Issuer’s board of directors, subject to certain conditions therein. The restrictions on one third of the Lock-Up Shares will be removed on each anniversary of the SPA Closing Date. A Copy of the Form Lock-Up Agreement is attached hereto as Exhibits 99.9. The description of the Lock-up Agreement contained herein is qualified in its entirety by reference to Exhibit 99.9, which is incorporated herein by reference.

Item 7.                                                         Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 99.1:	Joint Filing Statement

Exhibit 99.2:	Share Subscription Agreement, dated as of June 5, 2015, by and between Wowo Limited and Maodong Xu

Exhibit 99.3:	Amendment to Subscription Agreement, dated as of September 7, 2015, by and between Wowo Limited and Maodong Xu

Exhibit 99.4:	Voting Agreement and Grant of Proxy, dated as of September 7, 2015, by and between Wowo Limited, Maodong Xu, Extensive Power Limited and Huimin Wang

Exhibit 99.5:	Share Purchase Agreement, dated as of June 5, 2015, by and among Wowo Limited, New Admiral Limited, Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd. (浙江向阳渔港集团股份有限公司), Junhe Investment Pte. Ltd., Shanghai Zhong Ju Investment Management Center (上海众钜投资管理中心（有限合伙）), Extensive Power Limited, Global Oriental Development Limited, Asia Global Develop Limited, Markland (Hong Kong) Investment Limited, Markland (Hong Kong) Planning Limited, Youlong Huang, Ning Lin, Wai Poon, Gang Wang and Guoping Wu

Exhibit 99.6:	Amendment to Share Purchase Agreement, dated as of September 7, 2015, by and between Wowo Limited, New Admiral Limited and the representative of the Sellers

Exhibit 99.7:	Voting Agreement, dated as of June 5, 2015, by and among Xiaoxia Zhu, Huimin Wang and Maodong Xu

CUSIP No. 98212L 101	Page 12 of 13 Pages

Exhibit 99.8:	Registration Rights Agreement, dated as of June 8, 2015, by and among Wowo Limited, New Admiral Limited, Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd. (浙江向阳渔港集团股份有限公司), Junhe Investment Pte. Ltd., Shanghai Zhong Ju Investment Management Center (上海众钜投资管理中心（有限合伙）), Extensive Power Limited, Global Oriental Development Limited, Asia Global Develop Limited, Markland (Hong Kong) Investment Limited, Markland (Hong Kong) Planning Limited, Youlong Huang, Ning Lin, Wai Poon, Gang Wang, Guoping Wu, New Field Worldwide Ltd., Link Crossing Limited, Blue Ivy Holdings Limited and Maodong Xu

Exhibit 99.9:	Lock-Up Agreement, dated as of June 8, 2015, by and between Wowo Limited and Maodong Xu

CUSIP No. 98212L 101	Page 13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2015

New Field Worldwide Ltd

By: /s/ Maodong Xu
Name: Maodong Xu
Title: Director

Link Crossing Limited

By: /s/Maodong Xu_________________________________
Name: Maodong Xu
Title: Director

Blue Ivy Holdings Limited

By: /s/Maodong Xu_________________________________
Name: Maodong Xu
Title: Director

Estate Spring Limited

By: /s/Maodong Xu_________________________________
Name: Maodong Xu
Title: Director

Maodong Xu

/s/Maodong Xu____________________________________